UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report:  For the month of March 2013
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

During the upcoming 25th Annual ROTH Conference, which will be held in Laguna Niguel, California March 17-20, 2013, Dror Ben-Asher, the Company's Chief Executive Officer, will present an overview of the Company. The presentation will take place on Tuesday, March 19, 2013 at 10:30am PDT. A copy of the presentation to be made by the Company has been uploaded to the Company's website and may be viewed at the following web address: http://ir.redhillbio.com/events.cfm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: March 13th, 2013	By: /s/ Ori Shilo
Ori Shilo Deputy Chief Executive Officer Finance and Operations